[Letterhead of W.P. Stewart & Co., Ltd.]


                                                       July 12, 2007


VIA EDGAR
---------
Mr. Rufus Decker
Branch Chief
Division of Corporation Finance
United States Securities and
  Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

           Re:  W.P. Stewart & Co., Ltd.
                Form 20-F for the Fiscal Year Ended December 31, 2006 Form 6-K for the Fiscal Quarter Ended March 31, 2007 File No. 1-16245

Dear Mr. Decker:

      W.P. Stewart & Co., Ltd. ("we" or the "Company") is hereby responding to the comment letter of the Staff, dated June 12, 2007, in respect of the Company's Annual Report on Form 20-F for the year ended December 31, 2006 (the "Annual Report") filed with the Securities and Exchange Commission (the "Commission") on April 2, 2007 and the Company's Report on Form 6-K regarding the Company's first quarter fiscal results for 2007 (the "Quarter Report") filed with the Commission on May 16, 2007. Terms utilized in this letter shall have the same meanings as were ascribed to them in the Annual Report.

      The numbered paragraphs of the responses set forth below correspond to the numbered comments in the Staff's letter.

      1. The Staff requested that, where applicable in response to the Staff's letter, additional disclosures or revisions be shown in this response letter. We have done so as shown below. Any additional disclosures or revisions will be incorporated in the Company's future filings, including interim filings, with the Commission where applicable.

      2. The Staff requested that the table entitled "Contractual Obligations" under Item 5.F. "Tabular Disclosure of Contractual Arrangements" be revised to include interest payments on indebtedness. The Staff further requested that any assumptions used

Mr. Rufus Decker
July 12, 2007
Page 2 of 4


regarding such interest component be disclosed. We will include interest payments on indebtedness in the table in future filings, as well as any assumptions made to derive such amounts.

      With the inclusion of interest payments on indebtedness, the "Contractual Obligations" table in the Annual Report would have been as follows:

                             Contractual Obligations
                             -----------------------
                                  (in millions)
                                                                     2012-
                                    2007   2008-2009   2010-2011   Thereafter   Total
                                    ----   ---------   ---------   ----------   -----
Long-Term Debt (1)                  $1.9     $3.7        $3.5        $11.2      $20.3
Minimum Rental Commitments (2)      $3.0     $6.4        $6.9        $19.3      $35.6

      (1) See Note 8 to the consolidated financial statements for additional information.
      (2) See Note 17 to the consolidated financial statements for additional information.

      In order to make clear that the table includes interest payments, in future filings we will add the following sentence to the paragraph immediately preceding the table: "The contractual obligations set forth below include interest payments on indebtedness. Our long-term debt carries interest at a rate of 2.25% plus a variable per annum interest rate equal to the rate listed for one-month commercial paper. For purposes of the table below, we assumed that this variable rate of interest will remain at the rate applicable as of December 31, 2006, 7.48%."

      3. The Staff inquired about the recent decline in assets under management and whether that indicates an impairment of intangible assets and goodwill. As stated within Note 2 under "Business Acquisitions" on page F-8 of the Annual Report as well as in our critical accounting policies, we test the carrying values of our intangible assets and goodwill annually and whenever events or circumstances indicate that they may not be recoverable. Such analysis was prepared in accordance with SFAS #142 and evaluated for the year ended December 31, 2006. Furthermore, given the additional level of asset outflows of approximately $1.7 billion in the first quarter of 2007, this analysis was prepared and evaluated at the end of the first quarter of 2007. Please refer to such analyses attached as Exhibits I and II, respectively.

      The intangible assets arose from our acquisitions of TPRS Services N.V. (50 % in 1999 and the remaining 50% in 2000), First Long Island Investors, Inc. (100% in 1999) and W.P. Stewart Asset Management (Europe), N.V. ("WPSAM Europe" [formerly TPR & Partners, N.V.]) (75% in 2001 and the remaining 25% in 2006), and as such the acquired assets represent a discrete identifiable population of our client accounts. Although in the recent periods the Company has experienced significant asset outflows we have been able to retain the pool of customers supporting those intangible assets. As indicated in Exhibits I and II, for the year ended December 31, 2006 and through the first quarter ended March 31, 2007, the actual cash flows received from these acquired clients for the related year and quarter were used to forecast revenue streams for 12 years. Such

Mr. Rufus Decker
July 12, 2007
Page 3 of 4


forecasted gross cash flows are in excess of the carrying value of these intangible assets. Further, the implied fair value of goodwill at WPSAM Europe both at December 31, 2006 and March 31, 2007 exceeded its carrying amount and accordingly no potential impairment was identified.

      4. The Staff inquired about the time period over which we amortize intangible assets. The Staff correctly noted that in Note 3 to our Consolidated Financial Statements we state that intangible assets arising from business acquisition are amortized over five to 20 years. It was also correctly noted that in Note 2, the business acquisitions listed in the charts on pages F-8 and F-9 show that the intangible assets relating to those acquisitions were amortized over 15 to 20 years. However, during the period for which the financial statements relate, we had additional intangible assets that were amortized over shorter periods. Please refer to the paragraph following the charts on page F-9 which discuss WPSAM Europe. A portion of the intangibles relating to such business acquisition were amortized over five years. As a result, that portion of intangibles was fully amortized as of November 2006. Subsequent to this date, all other intangible assets will be amortized over periods of 14 to 20 years. Please note that the intangible assets recorded as a result of the July 2006 purchase of the remaining minority interest in WPSAM Europe are to be amortized over 14 years.

      5. The Staff inquired as to whether the legal action mentioned in Note 9 of the Notes to the Company's Consolidated Financial Statements could have a material impact on the Company's cash flows. As disclosed in the first paragraph of Item 8.A of the Annual Report, we do not believe the claims of this suit are merited. Therefore, we do not believe it will have a material adverse effect on our cash flows. In order to clarify this, in future filings we will revise the last sentence of the first paragraph of Item 8.A. and the last sentence of the last paragraph of Note 9 to include a reference to cash flows in addition to financial condition and results of operation.

      6. The Staff asked about our stock volatility assumption used to determine equity compensation given the decline in share value during the reporting periods. The W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan provided for the granting of options to acquire W.P. Stewart & Co., Ltd. shares. The only options granted by the Company pursuant to this plan were during the years 2001 and 2002 at various strike prices ranging from $16.58 per share to $28.42 per share (the Company did not issue any options during 2004-2006). The options were exercisable annually in a series of tranches starting on October 24, 2002 and going through December 19, 2009. Prior to January 1, 2005, the plan was accounted for as a variable plan under APB #25. The Company adopted FAS 123(R) on January 1, 2005, using the modified prospective method of adoption. However, we inadvertently continued to apply ABP #25 methodology to these variable options in calculating the compensation charge.

      The Company has determined that had FAS 123(R) been applied to such options, and a FIN #28 attrition model used, the difference in stock compensation recorded in 2005 and 2006, would have been immaterial. In determining grant date fair value, we determined that a thirty day period to measure volatility was reasonable. This resulted in

Mr. Rufus Decker
July 12, 2007
Page 4 of 4


volatility ranging from 25% to 41%. The Company plans to clarify its disclosures in its 2007 Form 20-F related to the assumptions used to value the 2001 and 2002 options under adoption of FAS 123(R) as follows:

      The following range assumptions were applied in determining the effect on compensation expense upon adoption of FAS 123(R) for the year ended December 31, 2006:

                                                          2006
                                                          ----
               Expected Life                      1 to 7 years
               Risk free interest rate           5.09% - 5.33%
               Dividend yield                    4.22% - 7.24%
               Volatility                            25% - 41%

      The Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
(b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filings with the Commission; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If the Staff has any further questions or comments, please telephone the undersigned at 212-750-8585


                                             Sincerely,

                                             /s/ Susan G. Leber
                                             Susan G. Leber
                                             Managing Director - Chief Financial
                                                Officer

                                                                    Exhibit I(a)

WPS/FLI REVENUE INTANGIBLES CASHFLOW ANALYSIS
--------------------------------------------------------------------------------

Currency Amounts in Thousands $US

                                         FLII
                                      12/31/1999
                                      ----------

                                        1/1/2007   1/1/2008   1/1/2009   1/1/2010   1/1/2011   1/1/2012   1/1/2013
                                      ----------   --------   --------   --------   --------   --------   --------
Revenue                                  $ 6,022     $6,022     $6,022     $6,022     $6,022     $6,022     $6,022

Expenses                                   3,258      3,258      3,258      3,258      3,258      3,258      3,258
                                      ----------   --------   --------   --------   --------   --------   --------

Pre-tax Income                             2,764      2,764      2,764      2,764      2,764      2,764      2,764

Taxes                                      1,106      1,106      1,106      1,106      1,106      1,106      1,106
                                      ----------   --------   --------   --------   --------   --------   --------

Net Income                                 1,659      1,659      1,659      1,659      1,659      1,659      1,659
                                      ==========   ========   ========   ========   ========   ========   ========

Carrying Value of Intangible Assets      $14,707
                                      ==========

Fair Value of Intangible Assets          $19,902
                                      ==========

                                        1/1/2014   1/1/2015   1/1/2016   1/1/2017   1/1/2018
                                      ----------   --------   --------   --------   --------
Revenue                                   $6,022     $6,022     $6,022     $6,022     $6,022

Expenses                                   3,258      3,258      3,258      3,258      3,258
                                      ----------   --------   --------   --------   --------

Pre-tax Income                             2,764      2,764      2,764      2,764      2,764

Taxes                                      1,106      1,106      1,106      1,106      1,106
                                      ----------   --------   --------   --------   --------

Net Income                                 1,659      1,659      1,659      1,659      1,659
                                      ==========   ========   ========   ========   ========

Carrying Value of Intangible Assets

Fair Value of Intangible Assets

Assumptions

1) Actual revenue at 12/31/06 annualized

2) Expenses are at our run rate of 54.1% which is an approximate average over the last 5 years

3) Tax rate is 40% [equal to full Fed/NYS&C tax rate]

                                                                    Exhibit I(b)

WPS/TPRS REVENUE INTANGIBLES CASHFLOW ANALYSIS
--------------------------------------------------------------------------------

Currency Amounts in Thousands $US

                                         TPRS
                                      12/31/1999
                                      ----------

                                        1/1/2007  1/1/2008  1/1/2009  1/1/2010  1/1/2011  1/1/2012  1/1/2013
                                      ----------  --------  --------  --------  --------  --------  --------
Revenue                                  $ 3,021    $3,021    $3,021    $3,021    $3,021    $3,021    $3,021

Expenses                                   1,634     1,634     1,634     1,634     1,634     1,634     1,634
                                      ----------  --------  --------  --------  --------  --------  --------

Pre-tax Income                             1,387     1,387     1,387     1,387     1,387     1,387     1,387

Taxes                                         55        55        55        55        55        55        55
                                      ----------  --------  --------  --------  --------  --------  --------

Net Income                                 1,331     1,331     1,331     1,331     1,331     1,331     1,331
                                      ==========  ========  ========  ========  ========  ========  ========

Carrying Value of Intangible Assets      $15,502
                                      ==========

Fair Value of Intangible Assets          $15,974
                                      ==========

                                        1/1/2014  1/1/2015  1/1/2016  1/1/2017  1/1/2018
                                        --------  --------  --------  --------  --------
Revenue                                   $3,021    $3,021    $3,021    $3,021    $3,021

Expenses                                   1,634     1,634     1,634     1,634     1,634
                                        --------  --------  --------  --------  --------

Pre-tax Income                             1,387     1,387     1,387     1,387     1,387

Taxes                                         55        55        55        55        55
                                        --------  --------  --------  --------  --------

Net Income                                 1,331     1,331     1,331     1,331     1,331
                                        ========  ========  ========  ========  ========

Carrying Value of Intangible Assets

Fair Value of Intangible Assets

Assumptions

1) Actual revenue at 12/31/06 annualized

2) Expenses are at our run rate of 54.1% which is an approximate average over the last 5 years

3) Tax rate is 4% [assumed rate in Curacao]

                                                                    Exhibit I(c)

WPS/TPRS REVENUE INTANGIBLES CASHFLOW ANALYSIS
--------------------------------------------------------------------------------

Currency Amounts in Thousands $US

                                        TPRS
                                     12/29/2000
                                     ----------

                                       7/1/2007   7/1/2008   7/1/2009   7/1/2010   7/1/2011   7/1/2012   7/1/2013
                                     ----------   --------   --------   --------   --------   --------   --------
Revenue                                 $ 3,021     $3,021     $3,021     $3,021     $3,021     $3,021     $3,021

Expenses                                  1,634      1,634      1,634      1,634      1,634      1,634      1,634
                                     ----------   --------   --------   --------   --------   --------   --------

Pre-tax Income                            1,387      1,387      1,387      1,387      1,387      1,387      1,387

Taxes                                        55         55         55         55         55         55         55
                                     ----------   --------   --------   --------   --------   --------   --------

Net Income                                1,331      1,331      1,331      1,331      1,331      1,331      1,331
                                     ==========   ========   ========   ========   ========   ========   ========

Carrying Value of Intangible Assets     $13,181
                                     ==========

Fair Value of Intangible Assets         $15,974
                                     ==========

                                       7/1/2014   7/1/2015   7/1/2016   7/1/2017   7/1/2018
                                     ----------   --------   --------   --------   --------
Revenue                                  $3,021     $3,021     $3,021     $3,021     $3,021

Expenses                                  1,634      1,634      1,634      1,634      1,634
                                     ----------   --------   --------   --------   --------

Pre-tax Income                            1,387      1,387      1,387      1,387      1,387

Taxes                                        55         55         55         55         55
                                     ----------   --------   --------   --------   --------

Net Income                                1,331      1,331      1,331      1,331      1,331
                                     ==========   ========   ========   ========   ========

Carrying Value of Intangible Assets

Fair Value of Intangible Assets

Assumptions

1) Actual revenue at 12/31/06 annualized

2) Expenses are at our run rate of 54.1% which is an approximate average over the last 5 years

3) Tax rate is 4% [assumed rate in Curacao]

                                                                    Exhibit I(d)

WPS/WPSAM EUROPE REVENUE INTANGIBLES CASHFLOW ANALYSIS

Currency Amounts in Thousands $US

                                     WPSAM Europe
                                      11/14/2001
                                      ----------

                                        1/1/2007   1/1/2008   1/1/2009   1/1/2010   1/1/2011   1/1/2012   1/1/2013   1/1/2014
                                      ----------   --------   --------   --------   --------   --------   --------   --------
Revenue                                  $ 5,336     $5,336     $5,336     $5,336     $5,336     $5,336     $5,336     $5,336

Expenses                                   2,887      2,887      2,887      2,887      2,887      2,887      2,887      2,887
                                      ----------   --------   --------   --------   --------   --------   --------   --------

Pre-tax Income                             2,449      2,449      2,449      2,449      2,449      2,449      2,449      2,449

Taxes                                        122        122        122        122        122        122        122        122
                                      ----------   --------   --------   --------   --------   --------   --------   --------

Net Income                                 2,327      2,327      2,327      2,327      2,327      2,327      2,327      2,327
                                      ==========   ========   ========   ========   ========   ========   ========   ========

Carrying Value of Intangible Assets      $ 4,158
                                      ==========
Fair Value of Intangible Assets          $32,575
                                      ==========

Carrying Value of Goodwill               $ 8,682
                                      ==========
Fair Value of Goodwill                   $11,634
                                      ==========

                                        1/1/2015   1/1/2016   1/1/2017   1/1/2018   1/1/2019   1/1/2020
                                      ----------   --------   --------   --------   --------   --------
Revenue                                   $5,336     $5,336     $5,336     $5,336     $5,336     $5,336

Expenses                                   2,887      2,887      2,887      2,887      2,887      2,887
                                      ----------   --------   --------   --------   --------   --------

Pre-tax Income                             2,449      2,449      2,449      2,449      2,449      2,449

Taxes                                        122        122        122        122        122        122
                                      ----------   --------   --------   --------   --------   --------

Net Income                                 2,327      2,327      2,327      2,327      2,327      2,327
                                      ==========   ========   ========   ========   ========   ========

Carrying Value of Intangible Assets

Fair Value of Intangible Assets

Carrying Value of Goodwill

Fair Value of Goodwill

Assumptions

1) Actual revenue at 12/31/06 per WPSAM Europe

2) Expenses are at our run rate of 54.1% which is an approximate average over the last 5 years

3) Tax rate is 5% [assumed blended rate in Holland / Curacao]

                                                                   Exhibit II(a)

WPS/FLI REVENUE INTANGIBLES CASHFLOW ANALYSIS
--------------------------------------------------------------------------------

Currency Amounts in Thousands $US

                                            FLII
                                      12/31/1999
                                      ----------

                                        1/1/2007   1/1/2008   1/1/2009   1/1/2010   1/1/2011   1/1/2012   1/1/2013
                                      ----------   --------   --------   --------   --------   --------   --------
Revenue                                  $ 5,624     $5,624     $5,624     $5,624     $5,624     $5,624     $5,624

Expenses                                   3,307      3,307      3,307      3,307      3,307      3,307      3,307
                                      ----------   --------   --------   --------   --------   --------   --------

Pre-tax Income                             2,317      2,317      2,317      2,317      2,317      2,317      2,317

Taxes                                        927        927        927        927        927        927        927
                                      ----------   --------   --------   --------   --------   --------   --------

Net Income                                 1,390      1,390      1,390      1,390      1,390      1,390      1,390
                                      ==========   ========   ========   ========   ========   ========   ========

Carrying Value of Intangible Assets      $13,170
                                      ==========

Fair Value of Intangible Assets          $16,684
                                      ==========

                                        1/1/2014   1/1/2015   1/1/2016   1/1/2017   1/1/2018
                                        --------   --------   --------   --------   --------
Revenue                                   $5,624     $5,624     $5,624     $5,624     $5,624

Expenses                                   3,307      3,307      3,307      3,307      3,307
                                        --------   --------   --------   --------   --------

Pre-tax Income                             2,317      2,317      2,317      2,317      2,317

Taxes                                        927        927        927        927        927
                                        --------   --------   --------   --------   --------

Net Income                                 1,390      1,390      1,390      1,390      1,390
                                        ========   ========   ========   ========   ========

Carrying Value of Intangible Assets

Fair Value of Intangible Assets

Assumptions

1) Actual revenue at 03/31/07 annualized

2) Expenses are at our run rate of 58.8% which is an approximate average over the last 5 years

3) Tax rate is 4% [assumed rate in Curacao]

                                                                   Exhibit II(b)

WPS/TPRS REVENUE INTANGIBLES CASHFLOW ANALYSIS
--------------------------------------------------------------------------------

Currency Amounts in Thousands $US

                                         TPRS
                                      12/31/1999
                                      ----------

                                        1/1/2007   1/1/2008   1/1/2009   1/1/2010   1/1/2011   1/1/2012   1/1/2013
                                      ----------   --------   --------   --------   --------   --------   --------
Revenue                                  $ 2,540     $2,540     $2,540     $2,540     $2,540     $2,540     $2,540

Expenses                                   1,494      1,494      1,494      1,494      1,494      1,494      1,494
                                      ----------   --------   --------   --------   --------   --------   --------

Pre-tax Income                             1,047      1,047      1,047      1,047      1,047      1,047      1,047

Taxes                                         42         42         42         42         42         42         42
                                      ----------   --------   --------   --------   --------   --------   --------

Net Income                                 1,005      1,005      1,005      1,005      1,005      1,005      1,005
                                      ==========   ========   ========   ========   ========   ========   ========

Carrying Value of Intangible Assets      $14,116
                                      ==========

Fair Value of Intangible Assets          $12,057
                                      ==========

                                        1/1/2014   1/1/2015   1/1/2016   1/1/2017   1/1/2018
                                      ----------   --------   --------   --------   --------
Revenue                                   $2,540     $2,540     $2,540     $2,540     $2,540

Expenses                                   1,494      1,494      1,494      1,494      1,494
                                      ----------   --------   --------   --------   --------

Pre-tax Income                             1,047      1,047      1,047      1,047      1,047

Taxes                                         42         42         42         42         42
                                      ----------   --------   --------   --------   --------

Net Income                                 1,005      1,005      1,005      1,005      1,005
                                      ==========   ========   ========   ========   ========

Carrying Value of Intangible Assets

Fair Value of Intangible Assets

Assumptions

1) Actual revenue at 03/31/07 annualized

2) Expenses are at our run rate of 58.8% which is an approximate average over the last 5 years

3) Tax rate is 4% [assumed rate in Curacao]

                                                                   Exhibit II(c)

WPS/TPRS REVENUE INTANGIBLES CASHFLOW ANALYSIS
--------------------------------------------------------------------------------

Currency Amounts in Thousands $US

                                              TPRS
                                           12/29/2000
                                           ----------

                                             7/1/2007   7/1/2008   7/1/2009   7/1/2010   7/1/2011   7/1/2012   7/1/2013
                                           ----------   --------   --------   --------   --------   --------   --------
Revenue                                       $ 2,540     $2,540     $2,540     $2,540     $2,540     $2,540     $2,540

Expenses                                        1,494      1,494      1,494      1,494      1,494      1,494      1,494
                                           ----------   --------   --------   --------   --------   --------   --------

Pre-tax Income                                  1,047      1,047      1,047      1,047      1,047      1,047      1,047

Taxes                                              42         42         42         42         42         42         42
                                           ----------   --------   --------   --------   --------   --------   --------

Net Income                                      1,005      1,005      1,005      1,005      1,005      1,005      1,005
                                           ==========   ========   ========   ========   ========   ========   ========

Carrying Value of Intangible Assets           $11,971
                                           ==========

Fair Value of Intangible Assets               $12,057
                                           ==========

                                             7/1/2014   7/1/2015   7/1/2016   7/1/2017   7/1/2018
                                           ----------   --------   --------   --------   --------
Revenue                                        $2,540     $2,540     $2,540     $2,540     $2,540

Expenses                                        1,494      1,494      1,494      1,494      1,494
                                           ----------   --------   --------   --------   --------

Pre-tax Income                                  1,047      1,047      1,047      1,047      1,047

Taxes                                              42         42         42         42         42
                                           ----------   --------   --------   --------   --------

Net Income                                      1,005      1,005      1,005      1,005      1,005
                                           ==========   ========   ========   ========   ========

Carrying Value of Intangible Assets

Fair Value of Intangible Assets

Assumptions

1) Actual revenue at 03/31/07 annualized

2) Expenses are at our run rate of 58.8% which is an approximate average over the last 5 years

3) Tax rate is 4% [assumed rate in Curacao]

                                                                   Exhibit II(d)

WPS/WPSAM EUROPE REVENUE INTANGIBLES CASHFLOW ANALYSIS
--------------------------------------------------------------------------------

Currency Amounts in Thousands $US

                                      WPSAM Europe
                                       11/14/2001
                                       ----------

                                         1/1/2007   1/1/2008   1/1/2009   1/1/2010   1/1/2011   1/1/2012   1/1/2013   1/1/2014
                                       ----------   --------   --------   --------   --------   --------   --------   --------
Revenue                                   $ 4,359     $4,359     $4,359     $4,359     $4,359     $4,359     $4,359     $4,359

Expenses                                    2,563      2,563      2,563      2,563      2,563      2,563      2,563      2,563
                                       ----------   --------   --------   --------   --------   --------   --------   --------

Pre-tax Income                              1,796      1,796      1,796      1,796      1,796      1,796      1,796      1,796

Taxes                                          90         90         90         90         90         90         90         90
                                       ----------   --------   --------   --------   --------   --------   --------   --------

Net Income                                  1,706      1,706      1,706      1,706      1,706      1,706      1,706      1,706
                                       ==========   ========   ========   ========   ========   ========   ========   ========

Carrying Value of Intangible Assets       $ 3,814
                                       ==========
Fair Value of Intangible Assets           $23,888
                                       ==========

Carrying Value of Goodwill                $ 8,682
                                       ==========
Fair Value of Goodwill                    $ 8,531
                                       ==========

                                         1/1/2015   1/1/2016   1/1/2017   1/1/2018   1/1/2019   1/1/2020
                                       ----------   --------   --------   --------   --------   --------
Revenue                                    $4,359     $4,359     $4,359     $4,359     $4,359     $4,359

Expenses                                    2,563      2,563      2,563      2,563      2,563      2,563
                                       ----------   --------   --------   --------   --------   --------

Pre-tax Income                              1,796      1,796      1,796      1,796      1,796      1,796

Taxes                                          90         90         90         90         90         90
                                       ----------   --------   --------   --------   --------   --------

Net Income                                  1,706      1,706      1,706      1,706      1,706      1,706
                                       ==========   ========   ========   ========   ========   ========

Carrying Value of Intangible Assets

Fair Value of Intangible Assets

Carrying Value of Goodwill

Fair Value of Goodwill

Assumptions

1) Actual revenue at 03/31/07 annualized

2) Expenses are at our run rate of 58.8% which is an approximate average over the last 5 years

3) Tax rate is 5% [assumed blended rate in Holland / Curacao]